UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49757

FIRST RELIANCE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

2170 West Palmetto Street

Florence, South Carolina 29501

(843) 656-5000

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1,150

*EXPLANATORY NOTE: The registrant, a bank holding company, is relying on Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by Section 601 of the Jumpstart Our Business Startups Act, to suspend its reporting obligations under Section 15(d) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, First Reliance Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 27, 2015	By:	/s/ Jeffrey A. Paolucci
Jeffrey A. Paolucci
Executive Vice President and Chief Financial Officer